Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Kingsway Reports Net Income of $41.7 Million in Second Quarter

    TORONTO, Aug. 2 /CNW/ - Kingsway Financial Services Inc. (TSE:KFS,
NYSE:KFS) today announced financial results for the second quarter ended
June 30, 2007 in U.S. dollars. The Company reported net income of
$41.7 million for the quarter or $0.74 per share diluted, an increase of 4%
over the same quarter last year. Details of the results for the second quarter and year to date are included in the Management's Discussion and Analysis and
Consolidated Financial Statements which are attached.
    Bill Star, President and Chief Executive Officer commented, "We are pleased with the performance of our Canadian subsidiaries for the quarter and year to date, with each reporting an underwriting profit and increased levels of investment income. Each of our Canadian subsidiaries reported estimated favourable reserve development on unpaid claims recorded at the beginning of the year, however, they prudently did not release this prior period reserve surplus to earnings and instead continued to strengthen their balance sheet provision for unpaid claims."
    Kingsway reported overall favourable reserve development for the quarter, however, we are disappointed with the underwriting results of certain of our
U.S. subsidiaries so far this year. The underwriting results of Lincoln
General, although much improved in this quarter, have had a major negative impact on overall underwriting profitability. However, Kingsway's other U.S.
subsidiaries collectively reported an underwriting profit for the quarter and the year to date. Mendota Insurance Company, which we acquired during the quarter, also made a profitable contribution to the results despite absorbing certain non-recurring transition costs. We continue to experience a significant increase in investment income as a result of the increasing yield on our fixed income portfolio, with U.S. interest rates continuing to be higher than comparable Canadian rates.
    Kingsway's annualized return on equity was 17.3% for the quarter and
13.0% year to date, and our book value per share has grown by 10% since the beginning of the year illustrating the strength and diversification of our operations.
    At the present time, industry conditions in both Canada and the U.S. are characterized by competitive pricing, modestly rising claims costs and other inflationary pressure on employee and other expenses. As a result, the industry combined ratios are deteriorating. With investment yields remaining low by historical measure we expect that the industry return on equity will continue to decline, but still exceed the growth in premium revenue in 2007.
    We have mandated that all of our subsidiaries continue to price to our target levels of underwriting profitability which has led to a modest decline in our overall premium volumes over the last few quarters. Our profitability has led to growth in our capital base which we have used to complete accretive acquisitions which have expanded our distribution platform in the United
States and also to repurchase our stock. The Mendota acquisition is an example of this strategy and it has added approximately 6,000 agency locations to our distribution network. We will maintain our disciplined pricing approach while continuing to further build our strong capital base so we are able to take advantage of the opportunities of the firming insurance market.

    Dividend

    The Board of Directors has declared a quarterly dividend of C$0.075 per common share, payable on September 28, 2007 to shareholders of record on
September 14, 2007.

    Conference Call and Webcast

    You are invited to participate in our quarterly results conference call that will take place on August 2, 2007 at 5:00 p.m. EDT. To access please dial
1-800-732-9303 about 5 minutes before the start of the call. An audio webcast will also be broadcast live and can be accessed through our website at
http://www.kingsway-financial.com or
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1910480

    About the Company

    Kingsway Financial Services Inc. is one of the largest truck insurers and non-standard automobile insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through thirteen wholly-owned insurance subsidiaries in Canada and the U.S..
Canadian subsidiaries include Kingsway General Insurance Company, York Fire &
Casualty Insurance. Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company,
Southern United Fire Insurance Company, Lincoln General Insurance Company,
U.S. Security Insurance Company, American Country Insurance Company, Zephyr
Insurance Company, Mendota Insurance Company, Mendakota Insurance Company and
Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
    The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

    <<
    Financial Summary and Highlights:

    -------------------------------------------------------------------------
                       Quarter to June 30:          6 months to June 30:
    -------------------------------------------------------------------------
    (in millions
     of dollars
     except per
     share amounts)   2007      2006    Change      2007      2006    Change
    -------------------------------------------------------------------------

    Gross
     Premiums
     Written      $  525.2  $  532.5       (1%) $1,004.6  $1,039.7       (3%)
    Underwriting
     Profit (Loss)    (3.7)      9.7     (139%)    (24.5)     26.1     (194%)
    Investment
     Income           33.8      32.4        4%      65.4      59.0       11%
    Net Realized
     Gains            30.8      11.0      180%      39.9       9.4      323%
    Operating
     Earnings         20.6      33.2      (38%)     32.5      63.1      (48%)
    Net Income        41.7      40.2        4%      61.4      69.1      (11%)
    Diluted
     Earnings Per
     Share            0.74      0.71        4%      1.09      1.21      (10%)
    Book Value
     Per Share                                     17.77     15.54       14%
    Combined Ratio   100.8%     97.9%    (2.9%)    102.7%     97.0%    (5.7%)
    Return on
     Equity
     (Annualized)     17.3%     18.9%    (1.6%)     13.0%     16.5%    (3.5%)

    -------------------------------------------------------------------------

    -   Net income in the quarter increased 4% to $41.7 million compared to
        $40.2 million in Q2 last year, and for the first half of the year was
        $61.4 million compared to $69.1 million for the same period last year. Increased levels of investment income and net realized gains for the quarter and year to date were offset by underwriting losses from our U.S. operations.

    -   Operating earnings declined 38% to $20.6 million in the quarter and by 48% to $32.5 million for the first half of 2007 as a result of the underwriting loss from the U.S. operations which was partially offset by increased investment income in both the three and six month periods.

    -   Diluted earnings per share increased by 4% to $0.74 for the quarter compared to $0.71 for the second quarter of 2006.

    -   Annualized return on equity was 17.3% for the quarter compared to
        18.9% in Q2 last year and was 13.0% for the first half of 2007.

    -   The combined ratio was 100.8% in the quarter which produced an underwriting loss of $3.7 million compared to an underwriting profit of $9.7 million in the second quarter last year. The loss ratio improved to 69.3% primarily as a result of the Canadian operations and the expense ratio increased to 31.5% due to increased
        professional fees, litigation expenses, mix of business in Canada and increased costs attributable to the assigned risk business.

    -   Investment income, excluding net realized gains, increased by 4% to
        $33.8 million compared to $32.4 million for the same quarter of 2006, and for the year to date increased by 11% to $65.4 million.

    -   The fair value of the investment portfolio per share increased 10%
        since the beginning of the year to $60.49.

    -   Net unrealized gains on the common share investment portfolio increased from $37.5 million at the beginning of the year to
        $52.7 million at June 30, 2007, after gains of $42.0 million realized on this portfolio during the first half of 2007.

    -   Net estimated favourable reserve development of $1.4 million in the quarter.
    >>

    Kingsway Financial Services Inc.
    Management's Discussion and Analysis
    For the three and six months ended June 30, 2007 and 2006
    (U.S. dollars)

    The following management's discussion and analysis (MD&A) should be read in conjunction with the Company's unaudited interim consolidated financial statements for the second quarter of fiscal 2007 and 2006; with the MD&A set out on pages 14 to 55 in the Company's 2006 Annual Report, including the section on risk factors; and with the notes to the interim consolidated financial statements for the second quarter of fiscal 2007 and the notes to the audited consolidated financial statements for fiscal 2006 set out on pages
66 to 80 of the Company's 2006 Annual Report.
    The Company's financial results are reported in U.S. dollars. Unless otherwise indicated, all amounts are in U.S. dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

    Non-GAAP Financial Measures

    The Company uses both GAAP and certain non-GAAP financial measures to assess performance. Securities regulators require that companies caution readers about non-GAAP financial measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms section beginning on page 86 of the 2006 Annual Report. Although there is not a property and casualty industry defined standard that is consistently applied in calculating these ratios, Kingsway has historically included costs such as corporate office expenses and excluded premium finance revenues which may be included by other public companies in the calculation of their expense and combined ratios. Readers are therefore cautioned when comparing combined ratios of different companies as they may not have been calculated on a consistent basis.
    The Company also uses investment portfolio per share information which is calculated based on the fair value of the investment portfolio divided by the number of issued and outstanding common shares. The Company uses operating earnings which are calculated as net income excluding after-tax net realized gains and losses on investments to assess the profitability of its operations.
A reconciliation of net income to operating earnings is presented in the section titled 'Operating Earnings'.

    <<
    Premiums

    -------------------------------------------------------------------------
                       Quarter to June 30:          6 months to June 30:
    (in millions ------------------------------------------------------------
     of dollars)      2007      2006    Change      2007      2006    Change
                 ------------------------------------------------------------
    Gross Premiums
     Written
      Canada      $  169.5  $  188.2      (10%) $  285.5  $  315.2       (9%)
      U.S.           355.7     344.3        3%     719.1     724.5       (1%)
                 ------------------------------------------------------------
      Total       $  525.2  $  532.5       (1%) $1,004.6  $1,039.7       (3%)
                 ------------------------------------------------------------
                 ------------------------------------------------------------
    Net Premiums
     Written
      Canada      $  162.7  $  183.3      (11%) $  272.5  $  304.0      (10%)
      U.S.           326.7     319.0        2%     661.0     674.3       (2%)
                 ------------------------------------------------------------
      Total       $  489.4  $  502.3       (3%) $  933.5  $  978.3       (5%)
                 ------------------------------------------------------------
                 ------------------------------------------------------------
    Net Premiums
     Earned
      Canada      $  133.2  $  148.5      (10%) $  250.9  $  282.6      (11%)
      U.S.           340.8     307.7       11%     641.3     600.6        7%
                 ------------------------------------------------------------
      Total       $  474.0  $  456.2        4%  $  892.2  $  883.2        1%
                 ------------------------------------------------------------
                 ------------------------------------------------------------

    -------------------------------------------------------------------------
    >>

    Both U.S. and Canadian operations experienced declines in written premiums as market conditions remain competitive. Mendota Insurance which was acquired April 1, 2007, reported gross premiums written of $41.1 million in the quarter and $45.9 million of net premiums earned. Excluding the impact of
Mendota, gross premiums written and net premiums earned declined by 9% and 6%, respectively in the quarter. U.S. operations represented 68% of gross premiums written in the quarter (72% year to date), compared with 65% in the same quarter (70% year to date) last year. Non-standard automobile, trucking, and commercial automobile premiums represented 31%, 22% and 18%, respectively, of gross premiums written for the year compared with 26%, 31% and 15% last year.

Mendota Insurance writes primarily non-standard automobile insurance which partially accounts for the increase in the percentage of non-standard automobile compared to the prior year.

    <<
    Investment Income

    -------------------------------------------------------------------------
                       Quarter to June 30:          6 months to June 30:
    -------------------------------------------------------------------------
    (in millions
     of dollars)      2007      2006    Change      2007      2006    Change
    -------------------------------------------------------------------------

    Investment
     Income       $   33.8  $   32.4         4% $   65.4  $   59.0        11%

    -------------------------------------------------------------------------
    >>

    The increase in investment income in the quarter and year to date is due primarily to the reinvestment of maturing fixed income securities at higher rates due to the rising interest rate environment. Also contributing to the increased income is the growth in the portfolio of approximately $100 million as a result of the acquisition of Mendota Insurance Company and its subsidiaries. The cost based yield on the fixed income portfolio increased to
4.7% (4.8% using market based yield) compared to 4.4% for the second quarter of last year. The cost based yield (market based yield) represents the total interest income before expenses divided by the average amortized cost base
(fair value) of fixed income securities held in the portfolio during the period.

    Net Realized Gains

    The table below presents a summary of the net realized gains (losses) for the current quarter and year to date with comparative figures:

    <<
    -------------------------------------------------------------------------
                       Quarter to June 30:          6 months to June 30:
    -------------------------------------------------------------------------
    (in millions
     of dollars)      2007      2006    Change      2007      2006    Change
    -------------------------------------------------------------------------

      Fixed
       Income     $   (1.8) $   (4.3)      59%  $   (1.6) $   (6.4)      75%
      Equities        34.4      16.1      113%      42.0      18.3      130%
      Capital
       Assets            -         -         -       5.4         -      100%
      Impairments     (1.8)     (0.8)    (121%)     (5.9)     (2.5)    (137%)
    -------------------------------------------------------------------------
      Total       $   30.8  $   11.0      180%  $   39.9  $    9.4      323%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The increase in net realized gains in the current quarter includes a gain of $17.7 million on an investment in the Canadian portfolio which was the subject of a completed takeover. These gains have been partially offset by realized losses on the fixed income portfolio and writedowns on securities deemed to be other than temporarily impaired.

    Underwriting Results

    -------------------------------------------------------------------------
                                          Quarter to         6 months to
                                           June 30:            June 30:
                                     ----------------------------------------
    (in millions of dollars)              2007      2006      2007      2006
                                     ----------------------------------------
    Underwriting Profit (Loss)
      Canada                          $    5.5  $    8.9  $   11.4  $   16.1
      U.S.                                (9.2)      0.8     (35.9)     10.0
                                     ----------------------------------------
      Total                           $   (3.7) $    9.7  $  (24.5) $   26.1
                                     ----------------------------------------
                                     ----------------------------------------
    Combined Ratio
      Canada                              95.9%     94.0%     95.4%     94.3%
      U.S.                               102.7%     99.7%    105.6%     98.3%
                                     ----------------------------------------
      Total                              100.8%     97.9%    102.7%     97.0%
                                     ----------------------------------------
                                     ----------------------------------------
    Expense Ratio
      Canada                              34.6%     28.6%     35.2%     30.0%
      U.S.                                30.2%     27.5%     28.7%     27.8%
                                     ----------------------------------------
      Total                               31.5%     27.9%     30.4%     28.5%
                                     ----------------------------------------
                                     ----------------------------------------
    Loss Ratio
      Canada                              61.3%     65.4%     60.2%     64.3%
      U.S.                                72.5%     72.2%     76.9%     70.5%
                                     ----------------------------------------
      Total                               69.3%     70.0%     72.3%     68.5%
                                     ----------------------------------------
                                     ----------------------------------------

    -------------------------------------------------------------------------
    >>

    The Canadian operations had strong favourable development in the quarter and year to date, however, they have continued to increase the level of incurred but not reported (IBNR) in the current year and did not release prior year reserve surpluses into earnings. The Canadian operations claims ratio has improved in the quarter and year to date as a result of claims closure ratios in excess of 100% compared to new claims and a lower intake of the number of claims due to reduced policies in force.
    The U.S. operations claims ratio has been impacted this quarter and year to date by estimated unfavourable reserve development, primarily as a result of the trucking and general liability lines of business at Lincoln General, of
$13.9 million ($5.3 million in Q2 last year) in the quarter and $61.4 million year to date ($5.5 million first half of 2006). Excluding the underwriting results at Lincoln General, the other U.S. subsidiaries reported a claims ratio of 69.0% and a combined ratio of 96.4% in the quarter and a combined ratio of 96.5% for the first half of 2007. The U.S. operations have increased the level of IBNR by 5% since the beginning of the year.

    <<
    -------------------------------------------------------------------------
                                          Quarter to         6 months to
                                           June 30:            June 30:
    -------------------------------------------------------------------------
    (in millions of dollars)              2007      2006      2007      2006
    -------------------------------------------------------------------------
    Favourable (unfavourable) change

     in estimated unpaid claims for
     prior accident years (note 1):

      Canada                          $   12.1  $    0.4  $   17.6  $    1.3

      U.S.                               (10.7)     (5.0)    (55.4)     (3.0)
                                     ----------------------------------------
      Total                           $    1.4  $   (4.6) $  (37.8) $   (1.7)
                                     ----------------------------------------
    As a % of net premiums earned
     (note 2):

      Canada                             (9.1%)    (0.3%)    (7.0%)    (0.5%)

      U.S.                                3.1%      1.6%      8.6%      0.5%
                                     ----------------------------------------
      Total                              (0.3%)     1.0%      4.2%      0.2%
                                     ----------------------------------------
    As a % of unpaid claims (note 3):

      Canada                                                 (2.2%)    (0.2%)

      U.S.                                                    4.9%      0.3%
                                                         --------------------
      Total                                                   1.9%      0.1%
                                                         --------------------

    -------------------------------------------------------------------------
    Note 1 -  (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results
    Note 2 -  Increase (decrease) in current financial year reported combined ratio
    Note 3 -  Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year
    >>

    Expenses

    The overall expenses have increased in the quarter and year to date 2007 due to increased professional fees, litigation expenses, the acquisition of
Mendota and the increased operating costs of the assigned risk business. The expense ratio for Canadian operations has increased in the quarter and year to date due to a change in the mix of business as commercial lines represented a larger portion of net premiums earned and, although general and administrative expenses have been relatively stable over the last few quarters, earned premium has declined.

    Interest Expense

    Interest expense in the second quarter of 2007 was $9.7 million
($17.9 million year to date), compared to $7.6 million for the second quarter of 2006 ($14.8 million year to date) reflecting the increase in the amount of floating rate debt due to the acquisitions of Mendota Insurance and the renewal rights of the assigned risk business from the Robert Plan Corporation.

    Income Taxes

    Income taxes for the second quarter of 2007 were $8.5 million (a recovery of $0.3 million year to date) or 17% of income before income taxes, as a result of losses recognized in our U.S. domiciled subsidiaries and the fully taxable status of our Canadian subsidiaries. This compares with a tax charge of $5.3 million or 12% for the same quarter last year ($10.6 million or 13% of income before income taxes for the first half of last year).

    Net Income and Earnings Per Share

    Net income increased by 4% in the second quarter to $41.7 million
(decreased 11% to $61.4 million year to date), compared to $40.2 million in the second quarter of last year ($69.1 million year to date 2006). Diluted earnings per share were $0.74 for the quarter ($1.09 year to date) compared to
$0.71 for the second quarter of 2006 ($1.21 year to date 2006).

    Operating Earnings

    Operating earnings are calculated as net income excluding after-tax net realized gains and losses on investments to assess the profitability of the operations.

    <<
    -------------------------------------------------------------------------
                       Quarter to June 30:          6 months to June 30:
    -------------------------------------------------------------------------
    (in millions
     of dollars
     except per
     share amounts)   2007      2006    Change      2007      2006    Change
    -------------------------------------------------------------------------

    Net Income    $   41.7  $   40.2        4%  $   61.4  $   69.1      (11%)
    Net realized
     gains after
     tax:
      Net realized
       gains
       before tax     30.8      11.0      180%      39.9       9.4      323%
      Tax effect
       on realized
       gains           9.7       4.0      142%      11.0       3.4      214%
    -------------------------------------------------------------------------
                      21.1       7.0      202%      28.9       6.0      387%
    -------------------------------------------------------------------------
    Operating
     earnings         20.6      33.2      (38%)     32.5      63.1      (48%)
    Average
     outstanding
     shares diluted
     (in millions)    56.0      56.9       (2%)     56.2      57.0       (1%)
    Operating
     earnings per
     share            0.37      0.59      (37%)     0.58      1.11      (48%)

    -------------------------------------------------------------------------

    Balance Sheet

    The table below shows a review of selected categories from the balance sheet reported in the financial statements at the end of Q2 2007 compared to
December 31, 2006.

    -------------------------------------------------------------------------
                                                As at
    -------------------------------------------------------------------------
    (in millions of dollars)             June 30,  December 31,
                                            2007          2006        Change
    -------------------------------------------------------------------------
    Assets
      Investments                    $   3,239.0   $   2,929.1            11%
      Accounts receivable and other

       assets                              376.0         318.3            18%
      Income taxes recoverable              10.9           2.0           440%
      Future income taxes                   89.2          75.2            19%
      Capital assets                       129.1         108.1            19%
      Goodwill and intangible assets       114.1          90.9            26%

    Liabilities
      Bank indebtedness                    163.3          52.1           213%
      Unearned premiums                    801.2         682.5            17%
      Unpaid claims                      2,107.7       1,939.4             9%

    Shareholders' Equity                   988.5         901.0            10%
      Book value per share                 17.77         16.12            10%
    -------------------------------------------------------------------------
    >>

    Investments: Since December 31, 2006 investments have increased by 11%.
This increase is primarily due to the adoption of fair value accounting of investments designated as available for sale, the acquisition of Mendota
Insurance Company and its subsidiaries and the impact of the appreciation in the U.S. dollar value of our Canadian dollar investment portfolio.
    The fair value of the investment portfolio including cash increased 9% to
$3.37 billion, compared to $3.09 billion as at December 31, 2006. The fair value of the investment portfolio including cash increased 10% to $60.49 per common share at June 30, 2007 compared to $55.21 at December 31, 2006.
    The table below summarizes the fair value by contractual maturity of the fixed income investment portfolio, which includes term deposits and bonds, split between Canadian and U.S. operations:

    <<
    Maturity Profile:
    -------------------------------------------------------------------------
                                        Canadian           U.S.
                                      Operations    Operations         Total
    -------------------------------------------------------------------------
    Due in less than one year               41.2%         18.0%         26.3%
    Due in one through five years           30.6%         47.8%         41.7%
    Due in five through ten years           25.3%         25.8%         25.6%
    Due after ten years                      2.9%          8.4%          6.4%

    -------------------------------------------------------------------------
    Total                                  100.0%        100.0%        100.0%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Net unrealized gains on the total investment portfolio were $13.2 million or $0.24 per share outstanding at June 30, 2007, as compared to net unrealized gains of $26.5 million or $0.47 per share outstanding at December 31, 2006.
Net unrealized gains on the common shares portfolio were $52.7 million or
$0.95 per share outstanding at June 30, 2007 compared to $37.5 million or
$0.67 per share outstanding at December 31, 2006.
    Duration is a measure used to estimate the extent market values of fixed income instruments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point or 1 percent parallel increase in interest rates would decrease the market value of our fixed income investments by $82.8 million at June 30, 2007, representing 3.1%
of the $2.69 billion fair value fixed income investment portfolio.
    The following table summarizes the composition of the fair value of the fixed income investment portfolio at the dates indicated, by rating as assigned by Standard & Poor's ('S&P') or Moody's Investors Service:

    <<
    Credit rating profile:

    -------------------------------------------------------------------------
                                                         As at         As at
                                                       June 30,  December 31,
                                                          2007          2006
    -------------------------------------------------------------------------
    AAA/Aaa                                               54.8%         54.0%
    AA/Aa                                                 23.8%         24.1%
    A/A                                                   16.8%         17.8%
    BBB/Baa                                                2.7%          2.8%
    Below BBB/Baa                                          1.9%          1.3%

    -------------------------------------------------------------------------
    Total                                                100.0%        100.0%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    As at June 30, 2007 the investment portfolio did not include any collateralized debt obligations. The investment portfolio has an exposure of approximately $8 million to the sub-prime mortgage market in the U.S. through home equity loan asset backed securities rated AAA by S&P.

    Accounts receivable and other assets:

    Accounts receivable and other assets increased by 18% to $376 million, primarily as a result of the acquisition of Mendota Insurance Company.

    Income taxes recoverable:

    Income taxes recoverable increased as a result of the timing of tax payments.

    Future income taxes:

    Future income taxes increased due to tax losses recognized by the U.S.
operations which can be utilized in future periods.

    Capital assets:

    Capital assets increased as a result of the completion of the new corporate head office in Mississauga which was partially offset by the disposition of the previous head office building.

    Goodwill and intangible assets:

    Goodwill and intangible assets increased by $23.2 million in the first six months as a result of the acquisitions of Mendota Insurance Company and the assigned risk business from the Robert Plan Corporation.

    Bank indebtedness:

    Bank indebtedness increased from $52.1 million at December 31, 2006 to
$163.3 million. During the year the Company borrowed approximately $40 million to partially finance the acquisition of Mendota Insurance Company, which closed on April 1, 2007, and $35 million to acquire the renewal rights and fund the operating costs of the assigned risk business acquired from the
Robert Plan Corporation.

    Unearned premiums:

    Unearned premiums increased 17% since December 31, 2006 of which 7% of the increase is the result of the acquisition of Mendota Insurance Company and the balance of the increase relates to normal seasonal impact of motorcycle and taxi business.

    Unpaid claims:

    The following table presents a summary of the provision for unpaid claims by line of business:

    <<
    -------------------------------------------------------------------------
    (in millions of dollars)
    -------------------------------------------------------------------------
                                                       June 30,  December 31,
    Line of Business                                      2007          2006
    -------------------------------------------------------------------------

    Non - Standard Automobile                      $     550.4   $     475.3

    Standard Automobile                                  132.4         126.4

    Commercial Automobile                                229.0         220.8

    Trucking                                             761.3         734.9

    Motorcycle                                           114.4         102.8

    Property & Liability                                 257.3         228.9

    Other                                                 62.9          50.3

    -------------------------------------------------------------------------
    Total                                          $   2,107.7   $   1,939.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    The provisions for unpaid claims increased by 9% to $2.11 billion compared to $1.94 billion at the end of 2006 as a result of the acquisition of
Mendota Insurance and increases in the level of reserves at Lincoln General.
At June 30, 2007 the provision for unpaid claims comprised case reserves for individual claims which increased 8% to $1.26 billion ($1.17 billion at year end) and a provision for IBNR claims which increased 9% to $842.7 million
($770.2 million at year end).

    Book value per share:

    Book value per share increased by 10% to $17.77 from $16.12 as at
December 31, 2006. This increase is partially due to the adoption of the new financial instruments accounting standard and currency fluctuations. As a result of the new standard, the investments classified as available for sale were marked to market on January 1, 2007. This adjustment, net of tax, increased the book value per share by $0.32, and $0.60 for currency translation for the year to date.

    Contractual Obligations

    Information concerning contractual obligations as at June 30, 2007 is shown below:

    <<
    -------------------------------------------------------------------------
    Payments Due by Period (in millions of dollars)
                                                              There-
                        2007    2008    2009    2010    2011   after   Total
    -------------------------------------------------------------------------
    Bank indebtedness $163.3       -       -       -       -  $    -  $163.3

    Senior unsecured
     debentures         73.2       -       -       -       -   120.1   193.3
    Subordinated
     indebtedness          -       -       -       -       -    87.4    87.4
    Loan payable           -       -       -       -       -    66.2    66.2
    -------------------------------------------------------------------------
    Total             $236.5       -       -       -       -  $273.7  $510.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    For further details on the Company's long term debt and interest obligations, refer to note 7 - Subsequent Events of the accompanying financial statements and note 13 of the Company's 2006 audited consolidated financial statements and pages 41 to 44 of the 2006 Annual Report which sets out the
Company's contractual obligations as at December 31, 2006.

    Liquidity and Capital Resources

    During the six months ended June 30, 2007, the net cash flow from operating activities was $18.8 million. The Company believes that the cash generated from the operating activities will be sufficient to meet its ongoing cash requirements, including interest payment obligations and dividend payments.
    During the six months ended June 30, 2007, the Company repurchased and cancelled 321,400 common shares under the normal course issuer bid for a total purchase price of $6.1 million at an average price of $18.79 (Cdn$21.98).
    As at June 30, 2007 the Company was adequately capitalized to support the premium volume of the insurance subsidiaries. Canadian property and casualty insurance companies are regulated by the Office of the Superintendent of
Financial Institutions (OSFI) and the Financial Services Commission of Ontario
(FSCO) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (MCT) formula. As at June 30, 2007 the MCT of our Canadian subsidiaries are well in excess of the target MCT level, with MCT margins ranging between 238% and 298% and aggregate available capital of approximately $126 million in excess of required capital.
    In the United States, a risk based capital (RBC) formula is used by the
National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. The
NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at June 30, 2007 Lincoln General had an RBC ratio of 183%
and we have taken measures to increase this ratio to over 200%. The RBC ratios of our other U.S. subsidiaries range between 421% and 1,266% and have aggregate available capital of approximately $143 million in excess of required capital.
    Our reinsurance subsidiaries, which are domiciled in Barbados and Bermuda are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As at June 30, 2007 the capital maintained by
Kingsway Reinsurance Corporation was approximately $349 million in excess of the regulatory requirements in Barbados and the capital maintained by Kingsway
Reinsurance (Bermuda) Limited was approximately $71 million in excess of regulatory requirements.

    Off-Balance Sheet Financing

    The Company entered into an off-balance sheet transaction through the
Kingsway Linked Return of Capital Trust transaction that was completed on
July 14, 2005 which is more fully described in Note 13(d) of the 2006 audited consolidated financial statements and page 43 of the 2006 Annual Report. The
Company has one other off-balance sheet financing arrangement as described on page 43 of the 2006 Annual Report.

    Summary of Quarterly Results

    The following table presents our financial results over the previous eight quarters.

    <<
    -------------------------------------------------------------------------
    (in
     millions
     of
     dollars    2007            2006                            2005
     except  ----------------------------------------------------------------
     per share)   Q2      Q1      Q4      Q3      Q2      Q1      Q4      Q3
             ----------------------------------------------------------------
    Gross
     premiums
     written  $525.2  $479.4  $409.1  $483.9  $532.5  $507.2  $439.3  $452.3
    -------------------------------------------------------------------------
    Net
     premiums
     earned    474.0   418.2   425.0   458.3   456.2   427.0   445.4   461.4
    -------------------------------------------------------------------------
    Total
     revenue   538.6   458.9   466.6   498.2   499.5   452.0   478.5   495.6
    -------------------------------------------------------------------------
    Net income  41.7    19.6    16.8    37.4    40.2    28.9    35.9    31.3
    -------------------------------------------------------------------------
    Earnings
     per share
    Basic       0.75    0.35    0.30    0.67    0.71    0.51    0.64    0.55
    Diluted     0.74    0.35    0.30    0.66    0.71    0.51    0.63    0.55
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Supplementary Financial Information

    Financial Strength Indicators:

    Some of the key indicators of the Company's financial strength are as follows:

                                                        June 30, December 31,
                                                           2007         2006
                                                     ------------------------
    Rolling four quarter calculations:
      Net premiums written to estimated statutory
       surplus ratio                                       1.4x         1.6x
      Interest coverage ratio                              4.9x         5.9x

    Total bank and senior debt to capitalization ratio    28.2%        24.2%

    Selected Financial Information expressed in thousands of Cdn. dollars, except for per share amounts

    The selected financial information disclosed below has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented below.

    -------------------------------------------------------------------------
    (in millions of dollars    Quarter to June 30:      6 months to June 30:
     except per share amount)    2007         2006         2007         2006
    -------------------------------------------------------------------------
    Gross premiums written  $   576.6    $   597.4    $ 1,138.1    $ 1,183.1

    Net premiums earned         520.4        511.8      1,010.4      1,004.8
    Net income                   45.3         44.9         68.3         78.3
    Earnings per share
     - diluted                   0.81         0.79         1.22         1.37
    Underwriting profit (loss)   (4.2)        10.9        (28.4)        29.8
    Book value per share                                  18.93        17.35
    -------------------------------------------------------------------------
    >>

    Outlook

    The Company's 2006 Annual Report includes description and analysis of the key factors and events that could impact future earnings under the heading
Risks Factors in the Management's Discussion and Analysis section. These factors and events have, for the most part, remained substantially unchanged.

    Disclosure Controls and Procedures

    Management of the Company is responsible for establishing and maintaining disclosure controls and procedures for the Company as defined under
Multilateral Instrument 52-109 issued by the Canadian Securities
Administrators. Management has designed such disclosure controls and procedures, or caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive
Officer and the Chief Financial Officer by others within those entities, particularly during the period in which the annual filings are being prepared.

    Internal Controls over Financial Reporting

    Management of the Company is responsible for designing internal controls over financial reporting for the Company as defined under Multilateral
Instrument 52-109 issued by the Canadian Securities Administrators. Management has designed such internal controls over financial reporting, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP. There has been no change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

    Forward Looking Statements
    --------------------------
    This press release (including the Management's Discussion and Analysis)
includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2006
Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian
Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com. The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

    <<
    KINGSWAY FINANCIAL SERVICES INC.
    CONSOLIDATED STATEMENT OF OPERATIONS
    (In thousands of U.S. dollars, except for per share amounts)

    -------------------------------------------------------------------------

    (Unaudited)                Quarter to June 30:      6 months to June 30:
                                 2007         2006         2007         2006
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Gross premiums
     written              $   525,245  $   532,489  $ 1,004,599  $ 1,039,732
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Net premiums written  $   489,356  $   502,323  $   933,477  $   978,295
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Revenue:
      Net premiums
       earned             $   474,042  $   456,196  $   892,231  $   883,211
      Investment income        33,815       32,377       65,371       58,952
      Net realized gains       30,754       10,975       39,870        9,434
    -------------------------------------------------------------------------
                              538,611      499,548      997,472      951,597
    -------------------------------------------------------------------------
    Expenses:
      Claims incurred     $   328,652  $   319,279  $   644,706  $   605,171
      Commissions and
       premiums taxes          92,978       86,218      164,142      169,016
      General and
       administrative
       expenses                56,162       40,963      107,841       82,922
      Interest expense          9,731        7,646       17,950       14,810
      Amortization of
       intangibles                876            -        1,752            -
    -------------------------------------------------------------------------
                              488,399      454,106      936,391      871,919
    -------------------------------------------------------------------------
    Income before income
     taxes                     50,212       45,442       61,081       79,678
    Income taxes (recovery)     8,496        5,268         (276)      10,622
    -------------------------------------------------------------------------
    Net Income            $    41,716  $    40,174  $    61,357  $    69,056
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per share:
        Basic:            $      0.75  $      0.71  $      1.10  $      1.22
        Diluted:          $      0.74  $      0.71  $      1.09  $      1.21
    Weighted average
     shares outstanding
     (in '000s):
        Basic:                 55,620       56,325       55,709       56,393
        Diluted:               56,016       56,872       56,193       56,951
    -------------------------------------------------------------------------

    KINGSWAY FINANCIAL SERVICES INC.
    CONSOLIDATED BALANCE SHEETS
    (In thousands of U.S. dollars)

    -------------------------------------------------------------------------
                                                        June 30      Dec. 31
                                                           2007         2006
                                                     (unaudited)
    -------------------------------------------------------------------------

    ASSETS
      Cash and cash equivalents                     $   126,156  $   129,706
      Investments                                     3,239,024    2,929,090
      Accrued investment income                          28,653       28,365
      Accounts receivable and other assets              376,014      318,332
      Due from reinsurers and other insurers            236,505      208,090
      Deferred policy acquisition costs                 180,286      158,527
      Income taxes recoverable                           10,901        2,017
      Future income taxes                                89,232       75,212
      Capital assets                                    129,130      108,149
      Goodwill and intangible assets                    114,060       90,850
    -------------------------------------------------------------------------
                                                    $ 4,529,961  $ 4,048,338
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    LIABILITIES AND SHAREHOLDERS' EQUITY

    LIABILITIES
      Bank indebtedness                             $   163,335  $    52,149
      Loans payable                                      66,222       66,222
      Accounts payable and accrued liabilities          122,395      124,760
      Unearned premiums                                 801,204      682,452
      Unpaid claims                                   2,107,668    1,939,363
      Senior unsecured debentures                       193,327      191,930
      Subordinated indebtedness                          87,341       90,500
    -------------------------------------------------------------------------
                                                      3,541,492    3,147,376
    -------------------------------------------------------------------------
    SHAREHOLDERS' EQUITY
      Share capital                                     327,199      328,473
      Issued and outstanding number of common shares
        55,629,094 - June 30, 2007
        55,884,525 - December 31, 2006

      Contributed surplus                                 6,144        5,352
      Retained earnings                                 610,251      560,126
      Accumulated other comprehensive income(1)          44,875        7,011
    -------------------------------------------------------------------------
                                                        988,469      900,962
    -------------------------------------------------------------------------
                                                    $ 4,529,961  $ 4,048,338
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -----------------------------
    (1) Refer to note 2 for impact of new accounting policies related to financial instruments

    KINGSWAY FINANCIAL SERVICES INC.
    CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
    (In thousands of U.S. dollars)

    -------------------------------------------------------------------------
                               Quarter to June 30:      6 months to June 30:
    -------------------------------------------------------------------------
    (Unaudited)                  2007         2006         2007         2006
    -------------------------------------------------------------------------
    Share capital

    Balance at beginning
     of period            $   326,430  $   331,206  $   328,473  $   331,470
    Issued during the

     period                       769          690        1,047        1,588
    Repurchased for
     cancellation                   -       (2,378)      (2,321)      (3,540)
    -------------------------------------------------------------------------
    Balance at end of
     period                   327,199      329,518      327,199      329,518
    -------------------------------------------------------------------------
    Contributed surplus

    Balance at beginning
     of period            $     5,571  $     3,503  $     5,352  $     3,237
    Stock option expense          573          469          792          735
    -------------------------------------------------------------------------
    Balance at end of
     period                     6,144        3,972        6,144        3,972
    -------------------------------------------------------------------------
    Retained earnings

    Balance at beginning
     of period            $   572,452  $   483,795  $   560,126  $   460,050
    Net income for the
     period                    41,716       40,174       61,357       69,056
    Common share dividends     (3,917)      (3,156)      (7,491)      (6,203)
    Repurchase of shares
     for cancellation               -       (3,619)      (3,741)      (5,709)
    -------------------------------------------------------------------------
    Balance at end of
     period                   610,251      517,194      610,251      517,194
    -------------------------------------------------------------------------
    Accumulated other
     comprehensive income(1)

    Balance at beginning
     of period            $    35,048  $     8,509  $     7,011  $     9,958
    Cumulative effect of
     adopting new
     accounting policies            -            -       17,672            -
    Other comprehensive
     income                     9,827       12,863       20,192       11,414
    -------------------------------------------------------------------------
    Balance at end of
     period                    44,875       21,372       44,875       21,372
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Total shareholders'
     equity at end of
     period               $   988,469  $   872,056  $   988,469  $   872,056
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -----------------------------
    (2) Refer to note 2 for impact of new accounting policies related to financial instruments

    CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
    (In thousands of U.S. dollars)

    -------------------------------------------------------------------------
                               Quarter to June 30:      6 months to June 30:
    -------------------------------------------------------------------------
    (Unaudited)                  2007         2006         2007         2006
    -------------------------------------------------------------------------

    Comprehensive income

    Net income            $    41,716  $    40,174  $    61,357  $    69,056
    Other comprehensive
     income, net of income
     taxes:
      Change in unrealized
       gains on available-
       for-securities:
        Unrealized losses
         arising during
         the period, net of
         income taxes          (7,865)                   (3,907)
        Recognition of
         realized gains to
         net income, net of
         income taxes         (12,364)           -       (9,251)           -
      Unrealized gains on
       translating financial
       statements of self-
       sustaining foreign
       operations              30,056       12,863       33,350       11,414
    -------------------------------------------------------------------------
    Other comprehensive
     income                     9,827       12,863       20,192       11,414
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Comprehensive income  $    51,543  $    53,037  $    81,549  $    80,470
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    KINGSWAY FINANCIAL SERVICES INC.
    CONSOLIDATED STATEMENT OF CASH FLOWS
    (In thousands of U.S. dollars)

    -------------------------------------------------------------------------
                               Quarter to June 30:      6 months to June 30:
    -------------------------------------------------------------------------
    (Unaudited)                  2007         2006         2007         2006
    -------------------------------------------------------------------------
    Cash flows from
     operating activities

    Net income            $    41,716  $    40,174  $    61,357  $    69,056
    Items not affecting
     cash:
      Amortization              3,533        1,867        6,432        3,909
      Future and current
       income taxes             2,332        6,734      (14,759)       1,676
      Net realized (gains)
       losses                 (30,754)     (10,975)     (39,870)      (9,434)
      Amortization of bond
       premiums and
       discounts               (1,417)      (2,617)      (3,412)      (1,331)
      Net change in other
       non-cash balances       67,009       66,310       44,572       40,398
    -------------------------------------------------------------------------
                               82,419      101,493       54,320      104,274
    -------------------------------------------------------------------------
    Cash flows from
     financing activities

    Increase in share
     capital                      769          690        1,047        1,588
    Repurchase of common
     shares for cancellation        -        (5,997)     (6,062)      (9,249)
    Dividends paid             (3,917)       (3,156)     (7,491)      (6,203)
    Increase in bank
     indebtedness and loans
     payable                       (7)       (3,206)    106,944        8,946
    -------------------------------------------------------------------------
                               (3,155)      (11,669)     94,438       (4,918)
    -------------------------------------------------------------------------
    Investing activities

    Purchase of
     investments           (1,199,988)    (938,427)  (2,190,614)  (1,742,427)
    Proceeds from sale
     of investments         1,130,102      835,769    2,101,411    1,626,566
    Financed premiums
     receivable, net          (10,896)      (2,928)      (7,595)       3,611
    Acquisitions, net of
     cash acquired            (26,823)           -      (40,683)           -
    Net change to capital
     assets                   (14,752)     (16,140)     (14,827)     (23,757)
    -------------------------------------------------------------------------
                             (122,357)    (121,726)    (152,308)    (136,007)
    -------------------------------------------------------------------------
    Net change in cash
     and cash equivalents     (43,093)     (31,902)      (3,550)     (36,651)
    Cash and cash
     equivalents at
     beginning of period      169,249      106,285      129,706      111,034
    -------------------------------------------------------------------------
    Cash and cash
     equivalents at end
     of period            $   126,156  $    74,383  $   126,156  $    74,383
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    KINGSWAY FINANCIAL SERVICES INC.
    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    For the three and six months ended June 30, 2007 and 2006
    (Unaudited - tabular amounts in thousands of U.S. dollars)

    1.  Basis of presentation

        These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31,
        2006 except for the changes in accounting policies as noted below.
        These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31,
        2006 as set out on pages 61 to 80 of the Company's 2006 Annual
        Report. The results of the operations for the interim periods are not necessarily indicative of the full-year results.

    2.  Change in accounting policies

        On January 1, 2007, the Company adopted CICA Handbook Section 3855
        Financial Instruments - Recognition and Measurement, Section 3865

        Hedges and Section 1530 Comprehensive Income.

        Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-
        to-maturity, loans and receivables, available-for sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost.
        Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

        Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

        Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

        Under adoption of these new standards, as at January 1, 2007 the
        Company classified all its investment securities as available-for-
        sale, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Bank indebtedness, accounts payable and accrued liabilities, long-term debt and capital lease obligations are classified as other financial liabilities, which are measured at amortized cost.

        As required, except to classify unrealized foreign currency translations gains/losses on net investments in self-sustaining foreign operations under the new caption accumulated other comprehensive income (loss), prior periods have not been restated. As a result of these new standards, the following adjustments were made to our balance sheet on January 1, 2007:

        ---------------------------------------------------------------------
        Balance sheet category (000's)                       January 1, 2007
                                                                    increase
        ---------------------------------------------------------------------
        Investments                                              $    26,470
        Future income taxes                                            8,798
        Accumulated other comprehensive income (after-tax impact)     17,672

        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    3.  Stock-based compensation

        As reported on pages 70 and 71 of the Company's 2006 Annual Report, effective January 1, 2003 the Company adopted on a prospective basis the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors. During the second quarter 2007, the Company recorded $573,000 ($792,000 year to date) of stock-based compensation expense included in employee compensation expense.

        Per share weighted average fair value of options granted during 2007 and 2006 was C$5.34 and C$6.88, respectively. The fair value of the options granted was estimated at the date of grant using a Black-
        Scholes option pricing model with the following weighted average assumptions:

                                                             As at June 30
        ---------------------------------------------------------------------
                                                           2007         2006
        ---------------------------------------------------------------------

        Risk-free interest rate                           4.11%        4.02%
        Dividend yield                                    1.30%        1.02%
        Volatility of the expected market price of the
         Company's common shares                          25.2%        31.4%
        Expected option life (in years)                    3.7          3.5
        ---------------------------------------------------------------------

        The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the
        Company's employee stock options.

    4.  Segmented information

        The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the
        United States and corporate and other insurance related services. The
        Company's Canadian and United States segments include transactions with the Company's reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the
        Company's operating segments are based on the Company's internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

        ---------------------------------------------------------------------
                                    Three months ended June 30, 2007
        ---------------------------------------------------------------------
                                            United    Corporate
                               Canada       States    and other        Total
        ---------------------------------------------------------------------
        Gross premiums
         written          $   169,494  $   355,751  $         -  $   525,245
        Net premiums
         earned               133,225      340,817            -      474,042
        Investment income
         (loss)                13,564       21,072         (821)      33,815
        Net realized gains     23,856        6,898            -       30,754
        Interest expense            -        7,632        2,099        9,731
        Amortization of
         capital assets           499        1,223          750        2,472
        Amortization of
         intangible assets          -          876            -          876
        Net income tax
         expense (recovery)     9,379       (5,957)       5,074        8,496

        Net income (loss)      32,251       16,164       (6,699)      41,716

        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        ---------------------------------------------------------------------
                                    Three months ended June 30, 2006
        ---------------------------------------------------------------------
                                            United    Corporate
                               Canada       States    and other        Total
        ---------------------------------------------------------------------
        Gross premiums
         written          $   188,187  $   344,302  $         -  $   532,489
        Net premiums
         earned               148,532      307,664            -      456,196
        Investment income
         (loss)                14,243       18,277         (143)      32,377
        Net realized gains
         (losses)              11,680         (705)           -       10,975
        Interest expense            -        5,702        1,944        7,646
        Amortization of
         capital assets           764          736          (43)       1,457
        Net income tax
         expense                9,616       (6,274)       1,926        5,268
        Net income (loss)      25,227       18,917       (3,970)      40,174

        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        ---------------------------------------------------------------------
                                     Six months ended June 30, 2007
        ---------------------------------------------------------------------
                                            United    Corporate
                               Canada       States    and other        Total
        ---------------------------------------------------------------------
        Gross premiums
         written          $   285,549  $   719,050  $         -  $ 1,004,599
        Net premiums
         earned               250,927      641,304            -      892,231
        Investment income
         (loss)                26,719       39,601         (949)      65,371
        Net realized gains     25,331       14,539            -       39,870
        Interest expense            -       13,977        3,973       17,950
        Amortization of
         capital assets           847        2,466        1,129        4,442
        Amortization of
         intangible assets          -        1,752            -        1,752
        Net income tax
         expense (recovery)    11,370      (19,611)       7,965         (276)
        Net income (loss)      48,018       22,140       (8,801)      61,357

        Capital assets    $    58,275  $    59,783  $    11,072  $   129,130
        Goodwill and
         intangible
         assets                 8,627      105,433            -      114,060
        Total assets        1,868,407    2,625,910       35,644    4,529,961
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        ---------------------------------------------------------------------
                                     Six months ended June 30, 2006

        ---------------------------------------------------------------------
                                            United    Corporate
                               Canada       States    and other        Total
        ---------------------------------------------------------------------
        Gross premiums
         written          $   315,226  $   724,506  $         -  $ 1,039,732
        Net premiums
         earned               282,646      600,565            -      883,211
        Investment income
         (loss)                25,259       33,928         (235)      58,952
        Net realized gains
         (losses)              11,056       (1,622)           -        9,434
        Interest expense            -       11,169        3,641       14,810
        Amortization of
         capital assets         1,039        1,581          347        2,967
        Net income tax
         expense               12,007       (5,682)       4,297       10,622
        Net income (loss)      40,718       36,858       (8,520)      69,056

        Capital assets    $    37,222  $    51,410  $     3,978  $    92,610
        Goodwill and
         intangible assets      8,235       61,611            -       69,846
        Total assets        1,552,361    2,468,553       27,677    4,048,591
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    5.  Investments

        ---------------------------------------------------------------------
                                                          June 30, 2007
        ---------------------------------------------------------------------
                                                 Amortized cost   Fair value
        ---------------------------------------------------------------------
        Term deposits                               $   385,751  $   384,574
        Bonds:
          Government                                    400,639      396,080
          Corporate                                   1,937,344    1,904,585
        Preferred shares                                  8,635        7,618
        Common shares                                   413,528      466,221
        Financed premiums                                79,946       79,946

        ---------------------------------------------------------------------
                                                    $ 3,225,843  $ 3,239,024
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        ---------------------------------------------------------------------
                                                        December 31, 2006
        ---------------------------------------------------------------------
                                                 Amortized cost   Fair value
        ---------------------------------------------------------------------

        Term deposits                               $   379,574  $   379,128
        Bonds:
          Government                                    332,058      333,231
          Corporate                                   1,783,228    1,771,480
        Common shares                                   366,702      404,193
        Financed premiums                                67,528       67,528

        ---------------------------------------------------------------------
                                                    $ 2,929,090  $ 2,955,560
        ---------------------------------------------------------------------

        ---------------------------------------------------------------------

    6.  Acquisitions

        On April 1, 2007 the Company acquired 100% of the voting shares of
        Mendota Insurance Company ('Mendota') whose primary business is non-
        standard automobile insurance. This transaction includes Mendota's wholly owned subsidiaries, Mendakota Insurance Company and Mendota
        Insurance Agency, Inc. The earnings of Mendota have been included in the statement of operations from April 1, 2007.

        The purchase price has not yet been finalized as it is subject to the completion of an independent audit. Based on the estimated balance sheet compiled as at the closing date by the seller, the purchase price has been estimated to be approximately $53.7 million. The
        Company has recorded preliminary goodwill of approximately
        $10.0 million but as the final purchase price has not yet been determined, the Company is evaluating certain intangible assets and the allocation of the purchase price is subject to amendment once the independent audit is complete.

    7.  Subsequent event:

        On July 10, 2007, the Company and its newly formed wholly-owned subsidiary, Kingsway 2007 General Partnership, announced the closing of the public offering of C$100 million principal amount of 6% senior unsecured debentures. The yield on the debentures to maturity is
        6.044%.

        The net proceeds of the offering of approximately C$99.2 million will be used to provide additional capital to Kingsway and its
        subsidiaries and also to repay short-term borrowings outstanding under its revolving credit facility.
    >>

    %SEDAR: 00003152E          %CIK: 0001072627

    /For further information: W. Shaun Jackson, Executive Vice President and
Chief Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
    (KFS. KFS KFS)

CO:  Kingsway Financial Services Inc.

CNW 16:00e 02-AUG-07